

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Stephen M. Bailey
Chief Financial Officer
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

   Re: **FLIR Systems, Inc.**
     Form 10-K for the year ended December 31, 2009
     Filed February 26, 2010
     File No. 000-21918

Dear Mr. Bailey:

We have completed our review of your Annual Report on Form 10-K and other periodic filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief

Via facsimile
(503) 498-3901